NO ACT

DC
PE
12-20-07

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

08024893

Received SEC

FEB 15 2008

Washington, DC 20549

February 15, 2008

Thomas F. Larkins
Vice President, Corporate Secretary, and
Deputy General Counsel
Honeywell International Inc.
101 Columbia Road
Morristown, NJ 07962-2245

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2-15-2008

Re: Honeywell International Inc.
Incoming letter dated December 20, 2007

Dear Mr. Larkins:

This is in response to your letters dated December 20, 2007 and January 9, 2008 concerning the shareholder proposal submitted to Honeywell by William Steiner. We also have received letters on the proponent's behalf from John Chevedden dated December 24, 2007 and January 10, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

PROCESSED
FEB 28 2008
THOMSON
FINANCIAL

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Thomas F. Larkins
Vice President
Corporate Secretary and
Deputy General Counsel

Honeywell
101 Columbia Road
Morristown, NJ 07962-2245
973-455-5208
973-455-4413 Fax
tom.larkins@honeywell.com

1934 Act, Section 14(a)
14a-8(i)(11)

December 20, 2007

RECEIVED
2007 DEC 26 PM 5:01
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

VIA FEDERAL EXPRESS

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Honeywell International Inc.: Omission of Shareowner Proposal Submitted by Mr. William Steiner

Ladies and Gentlemen:

On behalf of Honeywell International Inc. (the "Company" or "Honeywell"), we have enclosed, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), five additional copies of this letter, along with six copies of a shareowner proposal and statement of support submitted by Mr. William Steiner (the "Proponent") for inclusion in the Company's proxy materials for the 2008 Annual Meeting of Shareowners. Mr. Steiner has appointed Mr. Chevedden to be his representative for all issues pertaining to this proposal. The proposal and supporting statement are collectively referred to as the "Steiner Proposal."

We respectfully request that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action to the Securities and Exchange Commission (the "SEC") if the Company omits the Steiner Proposal from its 2008 proxy materials. We are sending a copy of this letter to the Proponent and Mr. Chevedden as formal notice of Honeywell's intention to exclude the Steiner Proposal from its 2008 proxy materials.

The Steiner Proposal states:

"Resolved, Shareholders request that our Board of Directors adopt a policy or bylaw whereby 75% of future equity compensation (stock options and restricted stock) awarded to senior executives shall be performance-based, and the performance criteria adopted by the Board disclosed to shareowners.

'Performance-based' equity compensation is defined here as:

> (a) Indexed stock options, the exercise price of which is linked to an industry index;
> (b) Premium-priced stock options, the exercise price of which is substantially above the market price on the grant date; or
> (c) Performance-vesting options or restricted stock, which vest only when the market price of the stock exceeds a specific target for a substantial period."

Reasons for Excluding the Steiner Proposal. It is our opinion that the Steiner Proposal is excludable because it substantially duplicates another proposal previously submitted to the Company by another proponent that the Company will include in its 2008 proxy materials.

The Steiner Proposal Substantially Duplicates a Previously Submitted Proposal

Rule 14a-8(i)(11) permits the Company to exclude a proposal that is "substantially duplicative of a proposal previously submitted to the registrant by another proponent, which proposal will be included in the registrant's proxy material for the meeting." The Commission's adopting release states that "[t]he purpose of the provision is to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." Exchange Act Rel. No. 34-12999 (Nov. 22, 1976).

The Steiner Proposal was received on November 6, 2007. Prior to that date, on November 2, 2007, the Company received the following proposal from the United Brotherhood of Carpenters and Joiners of America (the "Carpenters Proposal"), six copies of which are enclosed:

> "**Resolved**: That the shareholders of Honeywell International Inc. ("Company") request that the Board of Director's Executive Compensation Committee adopt a pay-for-superior-performance principle by establishing an executive compensation plan for senior executives ("Plan") that does the following:
>
> - Sets compensation targets for the Plan's annual and long-term incentive pay components at or below the peer group median;
> - Delivers a majority of the Plan's target long-term compensation through performance-vested, not simply time-vested, equity awards;
> - Provides the strategic rationale and relative weightings of the financial and non-financial performance metrics or criteria used in the annual and performance-vested long-term incentive components of the Plan;
> - Establishes performance targets for each Plan financial metric relative to the performance of the Company's peer companies; and
> - Limits payment under the annual and performance-vested long-term incentive components of the Plan to when the Company's performance on its selected financial performance metrics exceeds peer group median performance."

The Carpenters Proposal and the Steiner Proposal have the same principal thrust or focus – that compensation to senior executives should be performance-based. Additionally, while differing somewhat in terms and scope, each proposal specifically targets performance-based equity compensation paid to senior executives. The Carpenters Proposal, which addresses performance-based compensation more broadly than does the Steiner Proposal, requests in the second bullet point that the Company deliver a majority of long-term compensation through performance-vested "equity awards," while the Steiner Proposal, which is narrower in scope in that it addresses only "equity compensation," requests that "75% of future equity compensation (stock options and restricted stock)" be performance-based.

Both Proposals put forth the view that standard time-based equity awards are not performance-based. Moreover, the Carpenters Proposal requests that the performance-based terms of equity awards include a requirement that they vest only if the Company has demonstrated "superior" performance relative to that of the Company's "peer companies," while the Steiner Proposal would appear to allow for, but not require, that award terms include "superior" performance on such a relative basis.

The Steiner Proposal overlaps with and is subsumed by the Carpenters Proposal and, thus, clearly is "substantially duplicative" of the Carpenters Proposal within the meaning of Rule 14a-8(i)(11). Therefore, since the Company will be including the Carpenters Proposal in its 2008 proxy materials, the Steiner Proposal is excludable under Rule 14a-8(i)(11).

Proposals need not be identical to be excludable under Rule 14a-8(i)(11). The Staff has consistently taken the position that proposals that have the same "principal thrust" or "principal focus" are "substantially duplicative" even where such proposals differ as to their terms and scope. See Pacific Gas & Electric Company (Feb. 1, 1993). This is especially true where, as here, the earlier proposal being included is more restrictive on the company than the later proposal being excluded.

In Siebel Systems, Inc. (Apr. 15, 2003), Siebel Systems received a proposal requesting a policy that "a significant portion of future stock option grants to senior executives" be performance-based. Previously, Siebel Systems had received a proposal requesting, among other things, that the company adopt a policy that all "stock-related compensation plans include some form of performance hurdle or 'indexing' feature (not simply time-based vesting provisions), that govern vesting of options or lapsing of restrictions on shares granted." The Staff concurred that the subsequent proposal was substantially duplicative and, thus, excludable under Rule 14a-8(i)(11). See also JP Morgan Chase & Co. (Mar. 5, 2007) (subsequent proposal requesting that 50% of future equity compensation awarded to senior executives be performance-based was excludable where previously submitted proposal requested that a significant portion of restricted stock and restricted stock units granted to senior executives be performance-based); Verizon Communications Inc. (Feb. 26, 2007) (subsequent proposal requesting that a significant portion of future stock option grants to senior executives be performance-based was excludable where previously submitted proposal requested that 75% of long-term incentive compensation awarded to senior executives be performance-based); Verizon Communications Inc. (Feb. 20, 2007) (subsequent proposal requesting that 75% of future equity compensation awarded to senior executives be performance-based was excludable where previously submitted proposal requested that no future stock options be awarded to anyone); Sun Microsystems, Inc. (July 29, 2005) (subsequent proposal requesting that 50% of future equity compensation granted to senior executives be performance-based was excludable where previously submitted proposal requested that a significant portion of future stock option grants to senior executives be performance-based); The Home Depot (Feb. 28, 2005) (subsequent proposal requesting that a significant portion of restricted stock and deferred stock units granted to senior executives require achievement of performance goals prior to vesting was excludable where previously submitted proposal requested that the company adopt a performance and time-based restricted share grant program for senior executives); and Abbott Laboratories (Feb. 4, 2004) (subsequent proposal requesting implementation of a Commonsense Executive Compensation program, which pertained to imposing limits on salary, bonus, long-term equity compensation, and severance of senior executives, was excludable where previously submitted proposal requested a policy prohibiting stock option grants to senior executives).

Given that the Carpenters Proposal and the Steiner Proposal clearly have the same "principal thrust" or "principal focus," the later Steiner Proposal is substantially duplicative and, thus, excludable under Rule 14a-8(i)(11). For the foregoing reasons, and consistent with the no-action letters identified above, Honeywell requests that the Staff confirm that it may omit the Steiner Proposal from its 2008 proxy materials.

* * *

We would very much appreciate a response from the Staff on this no-action request as soon as practicable so that the Company can meet its printing and mailing schedule for the 2008 Annual Meeting of Shareowners. If you have any questions or require additional information concerning this matter, please call me at 973.455.5208. Thank you.

Very truly yours,

Thomas F. Larkins

Thomas F. Larkins
Vice President, Corporate Secretary, and
Deputy General Counsel

Enclosures

cc: Mr. William Steiner
Mr. John Chevedden

#229428

William Steiner
112 Abbottsford Gate
Piermont, NY 10968

Mr. David Cote
Chairman
Honeywell International (HON)
101 Columbia Road, P.O. Box 4000
Morristown, NJ 07962
PH: 973-455-2000
FX: 973-455-4002

Rule 14a-8 Proposal

Dear Mr. Cote,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to John Chevedden at:

olmsted7p (at) earthlink.net
(In the interest of company cost savings and efficiency please communicate via email.)
PH: 310-371-7872
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email.

Sincerely,

William Steiner — 10/12/07
William Steiner — Date

cc: Thomas Larkins
Corporate Secretary
PH: 973-455-5208
FX: 973-455-4413

[HON: Rule 14a-8 Proposal. November 6, 2007]

3 – Performance Based Stock Options

Resolved, Shareholders request that our Board of Directors adopt a policy or bylaw whereby 75% of future equity compensation (stock options and restricted stock) awarded to senior executives shall be performance-based, and the performance criteria adopted by the Board disclosed to shareowners.

"Performance-based" equity compensation is defined here as:

(a) Indexed stock options, the exercise price of which is linked to an industry index;
(b) Premium-priced stock options, the exercise price of which is substantially above the market price on the grant date; or
(c) Performance-vesting options or restricted stock, which vest only when the market price of the stock exceeds a specific target for a substantial period.

This is not intended to unlawfully interfere with existing employment contracts. However, if there is a conflict with any existing employment contract, our Compensation Committee is urged for the good of our company to negotiate revised contracts consistent with this proposal.

As a long-term shareholder, I support pay policies for senior executives that provide challenging performance objectives that motivate executives to achieve long-term shareowner value. I believe that a greater reliance on performance-based equity grants is particularly warranted at Honeywell given the critique by The Corporate Library http://www.thecorporatelibrary.com, an independent investment research firm:
"The [Honeywell] compensation rating has been designated as a high concern because of excessive compensation awarded to David M. Cote, Chairman and CEO, relating to salary, perks, and tax reimbursement payments."

Warren Buffett criticized standard stock options as "a royalty on the passage of time" and favors indexed options. In contrast, peer-indexed options reward executives for outperforming their direct competitors and discourage re-pricing. Premium-priced options reward executives who enhance overall shareholder value. Performance-vesting equity grants tie compensation more closely to key measures of shareholder value, such as share appreciation and net operating income, thereby encouraging executives to set and meet performance targets.

This proposal topic won 43%-suport at our 2007 annual meeting and 57%-support at Lucent Technologies (LU) in 2006.

The Corporate Library said the current level of executive compensation does not align the interests of our CEO with the interests of shareholders. Mr. Cote, in just 5 years as CEO and with 5 years of total service with the company, has already accrued pension benefits worth an estimated $24 million. He also received over half a million dollars in "all other compensation" for items such as use of company aircraft and tax gross ups.

Encourage our board to respond positively to this proposal:

Performance Based Stock Options
Yes on 3

Notes:
William Steiner, 112 Abbottsford Gate, Piermont, NY 10968 sponsors this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.

Please acknowledge this proposal promptly by email and advise the most convenient fax number and email address to forward a broker letter, if needed, to the Corporate Secretary's office.

UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron

General President

[SENT VIA MAIL AND FACSIMILE 973-455-4413]

November 2, 2007

Thomas F. Larkins
Vice President and Corporate Secretary
Honeywell International Inc.
101 Columbia Road
PO Box 4000
Morris Township, NJ 07962

Dear Mr. Larkins:

On behalf of the United Brotherhood of Carpenters Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Honeywell International Inc. ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal relates the issue of the Company's executive compensation plan. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of 12,400 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

Over the past several months, Fund staff has examined hundreds of new CD&A reports and related compensation disclosure and measured the companies' programs against the pay-for-superior-performance standard advanced in the Proposal. Specifically, we examined the executive compensation plans of companies in ten industries or peer company groupings in order to assess a company's plan within the context of its peers' programs. We found this peer group approach to be helpful in judging the quality of a company's executive compensation plan. Our examination revealed various positive aspects of the Company's compensation plan, however, on

101 Constitution Avenue, N.W.   Washington, D.C. 20001   Phone: (202) 546-6206   Fax: (202) 543-5724

balance, we believe that the plan's shortcomings outweigh the positive aspects of the plan.

If you would like to discuss the Proposal, please contact Ed Durkin at edurkin@carpenters.org or at (202)546-6206 x221 to set a convenient time to talk. Please forward any correspondence related to the proposal to Mr. Durkin at United Brotherhood of Carpenters, Corporate Affairs Department, 101 Constitution Avenue, NW, Washington D.C. 20001 or via fax to (202) 543-4871.

Sincerely,

Douglas J. McCarron
Fund Chairman

cc. Edward J. Durkin
Enclosure

Pay-for-Superior-Performance Principle Proposal

Resolved: That the shareholders of Honeywell International Inc. ("Company") request that the Board of Director's Executive Compensation Committee adopt a pay-for-superior-performance principle by establishing an executive compensation plan for senior executives ("Plan") that does the following:

- Sets compensation targets for the Plan's annual and long-term incentive pay components at or below the peer group median;
- Delivers a majority of the Plan's target long-term compensation through performance-vested, not simply time-vested, equity awards;
- Provides the strategic rationale and relative weightings of the financial and non-financial performance metrics or criteria used in the annual and performance-vested long-term incentive components of the Plan;
- Establishes performance targets for each Plan financial metric relative to the performance of the Company's peer companies; and
- Limits payment under the annual and performance-vested long-term incentive components of the Plan to when the Company's performance on its selected financial performance metrics exceeds peer group median performance.

Supporting Statement: We feel it is imperative that executive compensation plans for senior executives be designed and implemented to promote long-term corporate value. A critical design feature of a well-conceived executive compensation plan is a close correlation between the level of pay and the level of corporate performance. The pay-for-performance concept has received considerable attention, yet all too often executive pay plans provide generous compensation for average or below average performance when measured against peer performance. We believe the failure to tie executive compensation to superior corporate performance has fueled the escalation of executive compensation and detracted from the goal of enhancing long-term corporate value. Post-employment benefits provided to executives from severance plans and supplemental executive pensions exacerbate the problem.

We believe that the pay-for-superior-performance principle presents a straightforward formulation for senior executive incentive compensation that will help establish more rigorous pay for performance features in the Company's Plan. A strong pay and performance nexus will be established when reasonable incentive compensation target pay levels are established; demanding performance goals related to strategically selected financial performance metrics are set in comparison to peer company performance; and incentive payments are awarded only when median peer performance is exceeded.

We believe the Company's Plan fails to promote the pay-for-superior-performance principle in several important ways. Our analysis of the Company's

executive compensation plan reveals the following features that do not promote the pay-for-superior-performance principle:

- Total compensation is targeted above the peer group median.
- The annual incentive plan provides for below target payout.
- 100% of the company's long-term compensation is not performance-vested.
- Options vest ratably over 4 years.

We believe a plan designed to reward superior corporate performance relative to peer companies will help moderate executive compensation and focus senior executives on building sustainable long-term corporate value.

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

December 24, 2007

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Honeywell International (HON)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Performance Based Stock Options
William Steiner

Ladies and Gentlemen:

The company failed to submit evidence of the date or time that the United Brotherhood of Carpenters and Joiners of America rule 14a-8 proposal was purportedly received. The company does not even claim to posses such evidence. Plus the company had more than adequate time to produce such evidence. Therefore there is clearly no means to determine whether the United Brotherhood of Carpenters and Joiners of America rule 14a-8 proposal was received before or after Mr. Steiner's proposal.

For these reasons it is respectfully requested that concurrence not be granted to the company on the purported basis of duplication. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
William Steiner

Thomas Larkins <Tom.Larkins@Honeywell.com>
Corporate Secretary

1934 Act, Section 14(a)
Rule 14a-8(i)(11)

Thomas F. Larkins
Vice President
Corporate Secretary and
Deputy General Counsel

Honeywell
101 Columbia Road
Morristown, NJ 07962-2245
973-455-5208
973-455-4413 Fax
tom.larkins@honeywell.com

January 9, 2008

RECEIVED
2008 JAN 10 PM 4: 12
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

VIA FEDERAL EXPRESS

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Honeywell International Inc.: Supplemental Submission Regarding a Shareowner Proposal Submitted by Mr. William Steiner

Ladies and Gentlemen:

On behalf of Honeywell International Inc. (the "Company" or "Honeywell"), we are submitting five copies of this letter to supplement the no-action request that we submitted on behalf of the Company on December 20, 2007, regarding the shareowner proposal and statement of support (the "Steiner Proposal") submitted to the Company by Mr. William Steiner (the "Proponent"). The purpose of this supplemental submission is to reply to the letter submitted to the Staff by Mr. John Chevedden, dated December 24, 2007, responding to the Company's no-action request. The Company received Mr. Chevedden's response on December 25, 2007.

In his response, Mr. Chevedden claims that the Company failed to submit evidence of the date or time that the Company received the United Brotherhood of Carpenters and Joiners of America (the "Carpenters") proposal (the "Carpenters Proposal"). In the Company's no-action request, we represented that Honeywell received the Carpenters Proposal on November 2, 2007. While Rule 14a-8 does not require the submission of evidence as to the date or time of receipt of each proposal at issue to support a request for no-action relief under Rule 14a-8(i)(11), in order to address Mr. Chevedden's concerns we are enclosing herewith the facsimile cover page for the Carpenters Proposal, which is dated November 2, 2007 (and which also reflects a contemporaneous handwritten notation of the date on which the facsimile was received). Additionally, given that facsimiles sent to Honeywell are received electronically and e-mailed to individual e-mail in-boxes, we are also enclosing herewith copies of the e-mails that reflect, in the subject line, the date that the Carpenters Proposal was received by Honeywell, November 2, 2007, and the date that the Steiner Proposal was received by Honeywell, November 6, 2007. These enclosures confirm the Company's representation in its no-action request that the Carpenters Proposal was received by Honeywell first in time on November 2, 2007.

For the foregoing reasons, along with those presented in the Company's no-action request, Honeywell reiterates its request that the Staff confirm that it may omit the Steiner Proposal from its 2008 proxy materials under Rule 14a-8(i)(11) as substantially duplicative of the previously submitted Carpenters Proposal.

Very truly yours,

Thomas F. Larkins
Vice President, Corporate Secretary, and
Deputy General Counsel

Enclosures

cc: Mr. William Steiner
Mr. John Chevedden (via e-mail)

Rec'd 11/2/07

United Brotherhood of Carpenters
and Joiners of America
101 Constitution Ave., N.W.
Washington, DC 20001

Edward J. Durkin
Director, Corporate Affairs Department

Telephone: 202-546-6206 EXT 221

Fax: 202-543-4871

■DATE
Friday, November 02, 2007

■TO
Thomas F. Larkins
Vice President and Corporate Secretary
Honeywell International Inc.

■SUBJECT
Carpenter's Shareholder Proposal

■FAX NUMBER
973-455-4413

■FROM
Ed Durkin

■NUMBER OF PAGES (INCLUDING THIS COVER SHEET)
5

Please find attached signed copy of shareholder proposal cover letter.

FAX TRANSMISSION ■

UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron

General President

[SENT VIA MAIL AND FACSIMILE 973-455-4413]

November 2, 2007

Thomas F. Larkins
Vice President and Corporate Secretary
Honeywell International Inc.
101 Columbia Road
PO Box 4000
Morris Township, NJ 07962

Dear Mr. Larkins:

On behalf of the United Brotherhood of Carpenters Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Honeywell International Inc. ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal relates the issue of the Company's executive compensation plan. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of 12,400 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

Over the past several months, Fund staff has examined hundreds of new CD&A reports and related compensation disclosure and measured the companies' programs against the pay-for-superior-performance standard advanced in the Proposal. Specifically, we examined the executive compensation plans of companies in ten industries or peer company groupings in order to assess a company's plan within the context of its peers' programs. We found this peer group approach to be helpful in judging the quality of a company's executive compensation plan. Our examination revealed various positive aspects of the Company's compensation plan, however, on

balance, we believe that the plan's shortcomings outweigh the positive aspects of the plan.

If you would like to discuss the Proposal, please contact Ed Durkin at edurkin@carpenters.org or at (202)546-6206 x221 to set a convenient time to talk. Please forward any correspondence related to the proposal to Mr. Durkin at United Brotherhood of Carpenters, Corporate Affairs Department, 101 Constitution Avenue, NW, Washington D.C. 20001 or via fax to (202) 543-4871.

Sincerely,

Douglas J. McCarron

Douglas J. McCarron
Fund Chairman

cc. Edward J. Durkin
Enclosure

Pay-for-Superior-Performance Principle Proposal

Resolved: That the shareholders of Honeywell International Inc. ("Company") request that the Board of Director's Executive Compensation Committee adopt a pay-for-superior-performance principle by establishing an executive compensation plan for senior executives ("Plan") that does the following:

- Sets compensation targets for the Plan's annual and long-term incentive pay components at or below the peer group median;
- Delivers a majority of the Plan's target long-term compensation through performance-vested, not simply time-vested, equity awards;
- Provides the strategic rationale and relative weightings of the financial and non-financial performance metrics or criteria used in the annual and performance-vested long-term incentive components of the Plan;
- Establishes performance targets for each Plan financial metric relative to the performance of the Company's peer companies; and
- Limits payment under the annual and performance-vested long-term incentive components of the Plan to when the Company's performance on its selected financial performance metrics exceeds peer group median performance.

Supporting Statement: We feel it is imperative that executive compensation plans for senior executives be designed and implemented to promote long-term corporate value. A critical design feature of a well-conceived executive compensation plan is a close correlation between the level of pay and the level of corporate performance. The pay-for-performance concept has received considerable attention, yet all too often executive pay plans provide generous compensation for average or below average performance when measured against peer performance. We believe the failure to tie executive compensation to superior corporate performance has fueled the escalation of executive compensation and detracted from the goal of enhancing long-term corporate value. Post-employment benefits provided to executives from severance plans and supplemental executive pensions exacerbate the problem.

We believe that the pay-for-superior-performance principle presents a straightforward formulation for senior executive incentive compensation that will help establish more rigorous pay for performance features in the Company's Plan. A strong pay and performance nexus will be established when reasonable incentive compensation target pay levels are established; demanding performance goals related to strategically selected financial performance metrics are set in comparison to peer company performance; and incentive payments are awarded only when median peer performance is exceeded.

We believe the Company's Plan fails to promote the pay-for-superior-performance principle in several important ways. Our analysis of the Company's

executive compensation plan reveals the following features that do not promote the pay-for-superior-performance principle:

- Total compensation is targeted above the peer group median.
- The annual incentive plan provides for below target payout.
- 100% of the company's long-term compensation is not performance-vested.
- Options vest ratably over 4 years.

We believe a plan designed to reward superior corporate performance relative to peer companies will help moderate executive compensation and focus senior executives on building sustainable long-term corporate value.

Larkins, Tom

From: UnknownFaxMachine

Sent: Friday, November 02, 2007 2:56 PM

To: Larkins, Tom

Subject: Message received from UnknownFaxMachine on 11/2/2007 at 2:56:12 PM.

Attachments: Fax-Nov-02-2007-14-56-12-10471.tif

United Brotherhood of Carpenters
and Joiners of America
101 Constitution Ave., N.W.
Washington, DC 20001

Edward J. Durkin
Director, Corporate Affairs Department

Telephone: 202-546-6206 EXT 221

Fax: 202-543-4871

DATE
Friday, November 02, 2007

TO
Thomas F. Larkins
Vice President and Corporate Secretary
Honeywell International Inc.

SUBJECT
Carpenter's Shareholder Proposal

FAX NUMBER
973-455-4413

FROM
Ed Durkin

NUMBER OF PAGES (INCLUDING THIS COVER SHEET)
5

Please find attached signed copy of shareholder proposal cover letter.

FAX TRANSMISSION

UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron

General President

[SENT VIA MAIL AND FACSIMILE 973-455-4413]

November 2, 2007

Thomas F. Larkins
Vice President and Corporate Secretary
Honeywell International Inc.
101 Columbia Road
PO Box 4000
Morris Township, NJ 07962

Dear Mr. Larkins:

On behalf of the United Brotherhood of Carpenters Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Honeywell International Inc. ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal relates the issue of the Company's executive compensation plan. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of 12,400 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

Over the past several months, Fund staff has examined hundreds of new CD&A reports and related compensation disclosure and measured the companies' programs against the pay-for-superior-performance standard advanced in the Proposal. Specifically, we examined the executive compensation plans of companies in ten industries or peer company groupings in order to assess a company's plan within the context of its peers' programs. We found this peer group approach to be helpful in judging the quality of a company's executive compensation plan. Our examination revealed various positive aspects of the Company's compensation plan, however, on

101 Constitution Avenue, N.W. Washington, D.C. 20001 Phone: (202) 546-6206 Fax: (202) 543-5724

balance, we believe that the plan's shortcomings outweigh the positive aspects of the plan.

If you would like to discuss the Proposal, please contact Ed Durkin at edurkin@carpenters.org or at (202)546-6206 x221 to set a convenient time to talk. Please forward any correspondence related to the proposal to Mr. Durkin at United Brotherhood of Carpenters, Corporate Affairs Department, 101 Constitution Avenue, NW, Washington D.C. 20001 or via fax to (202) 543-4871.

Sincerely,

Douglas J. McCarron

Douglas J. McCarron
Fund Chairman

cc. Edward J. Durkin
Enclosure

Pay-for-Superior-Performance Principle Proposal

Resolved: That the shareholders of Honeywell International Inc. ("Company") request that the Board of Director's Executive Compensation Committee adopt a pay-for-superior-performance principle by establishing an executive compensation plan for senior executives ("Plan") that does the following:

- Sets compensation targets for the Plan's annual and long-term incentive pay components at or below the peer group median;
- Delivers a majority of the Plan's target long-term compensation through performance-vested, not simply time-vested, equity awards;
- Provides the strategic rationale and relative weightings of the financial and non-financial performance metrics or criteria used in the annual and performance-vested long-term incentive components of the Plan;
- Establishes performance targets for each Plan financial metric relative to the performance of the Company's peer companies; and
- Limits payment under the annual and performance-vested long-term incentive components of the Plan to when the Company's performance on its selected financial performance metrics exceeds peer group median performance.

Supporting Statement: We feel it is imperative that executive compensation plans for senior executives be designed and implemented to promote long-term corporate value. A critical design feature of a well-conceived executive compensation plan is a close correlation between the level of pay and the level of corporate performance. The pay-for-performance concept has received considerable attention, yet all too often executive pay plans provide generous compensation for average or below average performance when measured against peer performance. We believe the failure to tie executive compensation to superior corporate performance has fueled the escalation of executive compensation and detracted from the goal of enhancing long-term corporate value. Post-employment benefits provided to executives from severance plans and supplemental executive pensions exacerbate the problem.

We believe that the pay-for-superior-performance principle presents a straightforward formulation for senior executive incentive compensation that will help establish more rigorous pay for performance features in the Company's Plan. A strong pay and performance nexus will be established when reasonable incentive compensation target pay levels are established; demanding performance goals related to strategically selected financial performance metrics are set in comparison to peer company performance; and incentive payments are awarded only when median peer performance is exceeded.

We believe the Company's Plan fails to promote the pay-for-superior-performance principle in several important ways. Our analysis of the Company's

executive compensation plan reveals the following features that do not promote the pay-for-superior-performance principle:

- Total compensation is targeted above the peer group median.
- The annual incentive plan provides for below target payout.
- 100% of the company's long-term compensation is not performance-vested.
- Options vest ratably over 4 years.

We believe a plan designed to reward superior corporate performance relative to peer companies will help moderate executive compensation and focus senior executives on building sustainable long-term corporate value.

Larkins, Tom

From:	3103717872
Sent:	Tuesday, November 06, 2007 11:17 PM
To:	Larkins, Tom
Subject:	Message received from 3103717872 on 11/6/2007 at 11:08:51 PM.
Attachments:	Fax-Nov-06-2007-23-08-51-0722.tif

William Steiner
112 Abbottsford Gate
Piermont, NY 10968

Mr. David Cote
Chairman
Honeywell International (HON)
101 Columbia Road, P.O. Box 4000
Morristown, NJ 07962
PH: 973-455-2000
FX: 973-455-4002

Rule 14a-8 Proposal

Dear Mr. Cote,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to John Chevedden at:

olmsted7p (at) earthlink.net
(In the interest of company cost savings and efficiency please communicate via email.)
PH: 310-371-7872
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email.

Sincerely,

William Steiner

William Steiner

10/12/07
Date

cc: Thomas Larkins
Corporate Secretary
PH: 973-455-5208
FX: 973-455-4413

[HON: Rule 14a-8 Proposal, November 6, 2007]

3 – Performance Based Stock Options

Resolved, Shareholders request that our Board of Directors adopt a policy or bylaw whereby 75% of future equity compensation (stock options and restricted stock) awarded to senior executives shall be performance-based, and the performance criteria adopted by the Board disclosed to shareowners.

"Performance-based" equity compensation is defined here as:

(a) Indexed stock options, the exercise price of which is linked to an industry index;

(b) Premium-priced stock options, the exercise price of which is substantially above the market price on the grant date; or

(c) Performance-vesting options or restricted stock, which vest only when the market price of the stock exceeds a specific target for a substantial period.

This is not intended to unlawfully interfere with existing employment contracts. However, if there is a conflict with any existing employment contract, our Compensation Committee is urged for the good of our company to negotiate revised contracts consistent with this proposal.

As a long-term shareholder, I support pay policies for senior executives that provide challenging performance objectives that motivate executives to achieve long-term shareowner value. I believe that a greater reliance on performance-based equity grants is particularly warranted at Honeywell given the critique by The Corporate Library http://www.thecorporatelibrary.com, an independent investment research firm:

"The [Honeywell] compensation rating has been designated as a high concern because of excessive compensation awarded to David M. Cote, Chairman and CEO, relating to salary, perks, and tax reimbursement payments."

Warren Buffett criticized standard stock options as "a royalty on the passage of time" and favors indexed options. In contrast, peer-indexed options reward executives for outperforming their direct competitors and discourage re-pricing. Premium-priced options reward executives who enhance overall shareholder value. Performance-vesting equity grants tie compensation more closely to key measures of shareholder value, such as share appreciation and net operating income, thereby encouraging executives to set and meet performance targets.

This proposal topic won 43%-suport at our 2007 annual meeting and 57%-support at Lucent Technologies (LU) in 2006.

The Corporate Library said the current level of executive compensation does not align the interests of our CEO with the interests of shareholders. Mr. Cote, in just 5 years as CEO and with 5 years of total service with the company, has already accrued pension benefits worth an estimated $24 million. He also received over half a million dollars in "all other compensation" for items such as use of company aircraft and tax gross ups.

Encourage our board to respond positively to this proposal:

Performance Based Stock Options

Yes on 3

Notes:

William Steiner, 112 Abbottsford Gate, Piermont, NY 10968 sponsors this proposal.

... integrity of the submitted format is replicated in the proxy materials ... before it is published in the definitive ... Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.

Please acknowledge this proposal promptly by email and advise the most convenient fax number and email address to forward a broker letter, if needed, to the Corporate Secretary's office.

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 10, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Honeywell International (HON)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Performance Based Stock Options
William Steiner

Ladies and Gentlemen:

The company January 9, 2008 letter raises more questions than it answers. Plus it does not quote any text from rule 14a-8 that supposedly enables a conclusion on which proposal was received first by not requiring any "date or time of receipt" evidence whatsoever.

The company first produces five rule 14a-8 proposal pages with a machine generated future date of "Mar 19 2034." There is handwriting of "Rec'd 11/2/07" but there is no way to verify who wrote it, when it was written or whether it is correct.

Then the company produced a page or part of a page that states: "UnknownFaxMachine." The brief text on this page does not even indicate the number of pages that are in the "message received."

The company dos not explain how a person outside the company could determine that this "UnknownFaxMachine" page matches the 5-pages with the future date of "Mar 19 2034." The company does not attempt an explanation such as this is the only "UnknownFaxMachine" fax that it received over a period of time, and therefore it must be a match.

A copy of this letter is forwarded to the company in a non-PDF email. In order to expedite the rule 14a-8 process it is requested that the company forward any addition rule 14a-8 response in the same type format to the undersigned.

For these reasons and the December 24, 2007 reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
William Steiner

Thomas Larkins <Tom.Larkins@Honeywell.com>
Corporate Secretary

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 15, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Honeywell International Inc.
Incoming letter dated December 20, 2007

The proposal requests that the board of directors adopt a policy or bylaw whereby 75% of future equity compensation awarded to senior executives shall be performance-based.

There appears to be some basis for your view that Honeywell may exclude the proposal under rule 14a-8(i)(11), as substantially duplicative of a previously submitted proposal that will be included in Honeywell's 2008 proxy materials. Accordingly, we will not recommend enforcement action to the Commission if Honeywell omits the proposal from its proxy materials in reliance on rule 14a-8(i)(11).

Sincerely,

John R. Fieldsend
Attorney-Adviser

END